March 4, 2014

Board of Directors

Nutranomics, Inc.

Re:      Form S-1 (the "Registration Statement")

Ladies and Gentlemen:

We have acted as counsel for Nutranomics, Inc. (“Nutranomics” or the “Company”) in connection with the registration of 6,500,000  shares of common stock of the Company (the “Offering Shares”) to be issued to Southridge Partners II, LP, a Delaware limited partnership, on the terms and conditions set forth in the Company registration statement on Form S-1 being filed with the United States Securities and Exchange Commission on or about March 4, 2014 (the “Registration Statement”).

In that capacity, we have examined original copies, certified or otherwise identified to our satisfaction, of such documents and corporate records, and have examined such laws or regulations, as we have deemed necessary or appropriate for the purposes of the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1.         Nutranomics, Inc. is a corporation duly organized and validly existing under the laws of the State of Nevada.

2.         The Offering Shares covered by the Registration Statement to be sold pursuant to the terms of the Registration Statement, when issued upon receipt by the Company of the agreed-upon consideration therefore, will be duly authorized, and, upon the sale thereof as contemplated in the Registration Statement, will be duly authorized, validly issued, fully paid and non-assessable.

We hereby consent to be named in the Prospectus forming Part I of the aforesaid Registration Statement under the caption, “Experts and Counsel,” and the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

BRUNSON CHANDLER & JONES, PLLC

/s/ Brunson Chandler & Jones, PLLC